October XX, 2024

Client Name
Client Address

Dear Client,

We are sending you this letter because you are a shareholder of one or more of Jensen’s Funds (the Jensen Quality Growth Fund, the Jensen Quality Mid Cap Fund (formerly named the “Jensen Quality Value Fund”), the Jensen Global Quality Growth Fund, and/or the Jensen Quality Growth ETF). As you are aware, Eric Schoenstein will retire from Jensen on March 1, 2025. As a result of his retirement, the Investment Company Act of 1940 requires each of Jensen’s Funds to hold a special meeting of shareholders to vote on important proposals that impact the Funds and their shareholders:

Jensen Quality Growth Fund Inc.

1.    To approve a new Investment Advisory Agreement between Jensen Investment Management, Inc., and the Jensen Quality Growth Fund Inc.
2.    To elect a Board of Directors for the Jensen Quality Growth Fund Inc.

Jensen Quality Mid Cap Fund, Jensen Global Quality Growth Fund, Jensen Quality Growth ETF

1.    To approve a new Investment Advisory Agreement between Jensen Investment Management, Inc. and the Trust for Professional Managers on behalf of the Jensen Quality Mid Cap Fund, the Jensen Global Quality Growth Fund, and/or the Jensen Quality Growth ETF.

To review the proxy statements and associated documents, please refer to the following page from our proxy solicitation vendor, Okapi Partners LLC: www.OkapiVote.com/JensenPrivateClient.

The respective Boards of the Funds recommend a “yes” vote for each proposal. In accordance with your Investment Management Agreement, we will vote these proxies on your behalf – and will do so in accordance with the Boards’ recommendation – on Friday, November 1, 2024. If you have no objections, you need do nothing. If, after review of the proxy materials, you would like to vote your own proxy, please contact me on or before Friday, October 25, 2024. Your vote will override the vote made by Jensen on your behalf.

Thank you for allowing us to be of service and please don’t hesitate to contact us if you have any questions.

Sincerely,

Keith Reiland
Director, Private Client Accounts
Jensen Investment Management